FOIA CONFIDENTIAL TREATMENT REQUEST

November 4, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7553

Re: Sotera Health Company

Registration Statement on Form S-1

Initially Confidentially Submitted September 2, 2020

File No. 333-249648

Ladies and Gentlemen:

On behalf of our client, Sotera Health Company (“Sotera Health” or the “Company”), we are submitting this letter (“Letter”) in response to the below comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 29, 2020, relating to the above referenced Registration Statement on Form S-1 initially confidentially submitted on September 2, 2020 (as subsequently amended, the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

For your convenience, the text of the Staff’s comment is set forth in italicized, bold type below, followed by the Company’s response in ordinary type.

Operating Expenses

SG&A Expenses, page 64

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Preliminary IPO Price Range of Company Common Stock

To assist the Staff in its evaluation of the matters referred to in the comment reprinted above, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of its common stock, resulting in a midpoint of the Preliminary Price Range of $[*] per share. This midpoint price per share implies a business enterprise value (“BEV”) of the Company of $[*]. The Preliminary Price Range has been estimated based on several factors, including developments in the Company’s business, input received from the Company’s “testing-the-waters meetings,” current market conditions and continuing discussions among the senior management of the Company, the Board and the representatives of the lead underwriters. The Preliminary Price Range gives effect to the corporate reorganization described in the Registration Statement, including a stock split, that the Company expects to effect prior to the IPO.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no discount reflecting the estimated timing of such offering and no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction, all of which were taken into account in the Company’s contemporaneous valuations. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of both the Company and the underwriters.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the underwriters, developments in the Company’s business, current market conditions and any other factors affecting the Company or the proposed offering, a number of which are outside of the Company’s control. The actual bona fide price range will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and in compliance with the Staff’s interpretation regarding the parameters of a bona fide price range.

Sotera Health Topco Parent, L.P Partnership Units

The Company is a wholly owned subsidiary of its direct parent, Sotera Health Topco Parent, L.P. (“Topco Parent”), a Delaware limited partnership. As compensation for services, Topco Parent has historically granted equity interests, in the form of partnership units in Topco Parent, to employees and directors of Topco Parent, the Company and its subsidiaries. The Company has not previously issued any equity or equity-based interests in the Company as compensation for services.

Topco Parent currently has four outstanding classes of units: (1) Class A Units, held by investment funds and entities affiliated with either Warburg Pincus LLC or GTCR, LLC (the “Sponsors”), other financial investors and certain of our current and former employees and directors who participated in the acquisition of the Company by the Sponsors in 2015 or subsequently purchased Class A Units; (2) Class B-1 Units, held by certain of our current and former directors and employees, which are subject to time-based vesting; (3) Class B-2 Units, held by certain of our employees, which are subject to performance-based vesting—such Class B-2 Units vest as of the first date on which (i) our Sponsors have received two and one-half times their invested capital in Topco Parent and (ii) the Sponsors’ internal rate of return exceeds twenty percent; and (4) Class D Units purchased and held by certain of our current employees and directors. Each class of units is subject to the terms of the limited partnership agreement of Topco Parent. The Class B-1 and Class B-2 Units are referred to collectively as Class B Units. The Class A Units, Class B Units and Class D Units are referred to collectively as the Units.

Class A and Class D Units are “capital interests” in Topco Parent. These Units were purchased by their holders at fair market value and were not issued as equity compensation. The Class B Units are intended to be “profits interests” in Topco Parent within the meaning of IRS Revenue Procedure 93-27 (June 9, 1993) and IRS Revenue Procedure 2001-43 (August 3, 2001) and as such are granted in connection with the performance of services. As a result of the “participation thresholds” described below, the economics of a Class B Unit are similar to an option in that they only participate in future appreciation of Topco Parent. Pursuant to the limited partnership agreement of Topco Parent, Units share in distributions according to a “waterfall” which provides for distributions to be made in the following order and priority: first, to the holders of Class A Units until they receive an 8% annual return on their remaining unreturned capital contributions, compounded quarterly; second, to the holders of Class A Units until they receive an amount equal to their respective capital contributions on a pro rata basis; and third, to the holders of Class A Units, Class B Units and Class D Units, pro rata, subject to any applicable “participation thresholds.” Each Class B Unit has a “participation threshold.” For

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

a particular Class B Unit, the participation threshold of such Unit shall be equal to or greater than the amount payable in respect of a Class A Unit with a participation threshold of zero pursuant to the waterfall (excluding amounts payable in respect of any preferred return or return of capital to such Class A Unit) in a hypothetical liquidation of Topco Parent at the current BEV of Topco Parent as of a time immediately prior to the issuance or grant of such Unit. The BEV of Topco Parent is determined by Topco Parent’s board of managers (the “Board”), taking into consideration an independent third party valuation. The participation threshold of a to be granted Class B Unit will likely differ from the participation threshold of previously granted Class B Units.

In determining the compensation expense for a Class B Unit grant, the grant date fair value of a Class B Unit is determined by an independent third-party service provider, using a simulation-based option valuation model incorporating the equity value of Topco Parent and its subsidiaries, which is derived from the BEV after giving consideration to cash on hand and debt outstanding at the valuation date (the “Equity Value”), as well as multiple and variable assumptions over time, including risk-free interest rate, estimated Unit price volatility and dividend assumptions. The grant date fair value of a Class B Unit is multiplied by the number of Class B Units granted to derive the aggregate compensation expense, which is recognized for Class B-1 Units over the requisite service period and for the Class B-2 Units over the implied service period when the performance condition is deemed probable.

Corporate Reorganization

Pursuant to the terms of the corporate reorganization that will be completed prior to the completion of the offering, Topco Parent will make an in-kind distribution of shares of the Company’s common stock to its limited partners in accordance with the “waterfall” described above. For purposes of this distribution, the value of a share of common stock will be measured by the initial public offering price. While the total number of shares of common stock that are issued in the offering will be fixed based upon the stock split ratio, there is no single ratio of Units of Topco Parent to shares of common stock of the Company that applies for any particular holder, given the operation of the waterfall.

Based on an assumed public offering price of $[*] per share of Company common stock, which is the midpoint of the estimated Preliminary Price Range noted above, the Company expects that an aggregate of [*] shares of common stock of the Company will be distributed with respect to an aggregate of [*] Class A, Class B and Class D Units of Topco Parent, in accordance with the “waterfall” under the limited partnership agreement of Topco Parent, as described above. Following the in-kind distribution, Topco Parent will dissolve.

Topco Parent Equity Award Grants Since January 1, 2019

As discussed above, at no time during the period from January 1, 2019 through September 30, 2020 (a period including an 18-month look-back prior to the initial filing of the Registration Statement) did the Company grant any equity or equity-based interests to employees or directors as compensation for services or otherwise. Rather, the Company’s direct parent, Topco Parent, granted Class B Units to certain employees and directors in connection with their performance of services.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

The below table sets forth certain information regarding the grants of Class B Units during the period from January 1, 2019 through September 30, 2020, including the BEV and related Equity Value of Topco Parent and its subsidiaries utilized on the relevant grant date for purposes of determining the grant date fair value of such Class B Units, as well as the corresponding aggregate equity compensation expense to be recognized as a result of such grant. As noted above, the Class B Units represent “profits interests” in Topco Parent and are not convertible or exchangeable into the Company’s common stock on a fixed ratio basis. Rather, after the final pricing of the IPO, the holders of Class B Units in Topco Parent will receive an in-kind distribution of shares of the Company’s common stock pursuant to the waterfall described above.

Topco Parent Class B Unit Grants

Valuation Date	Class B Unit Grant Date (Range)	BEV at Valuation Date (in Thousands)			Equity Value at Valuation Date (in Thousands) (a)			Class B Units Granted	Class B Unit Fair Value			Aggregate Compensation Expense (in thousands) (b)
11/30/2018	1/23/2019-2/11/2019	$	[	*]	$	[	*]	2,225,000	$	[	*]	$	[	*]
9/23/2019	9/20/2019-11/12/2019		[	*]		[	*]	2,150,000		[	*]		[	*]
12/13/2019	1/21/2020-4/20/2020		[	*]		[	*]	3,700,000		[	*]		[	*]
5/31/2020	5/13/2020-7/6/2020		[	*]		[	*]	7,150,000		[	*]		[	*]
7/31/2020	9/8/2020		[	*]		[	*]	600,000		[	*]		[	*]
IPO Pricing Date	N/A		[	*] (c)				N/A		N/A			N/A

(a)	Equity value is determined at each grant date by considering cash on hand and debt outstanding in relation to the BEV as of the respective grant date.

(b)

Class B-1 Units vest on a daily basis pro rata over a five-year period or upon a change in control, whereas Class B-2 Units are considered performance vesting units and are scheduled to vest only upon satisfaction of certain thresholds.

(c)	Presents the implied BEV based on the midpoint of the Preliminary Price Range of [*].

The below table sets forth certain information regarding the valuation assumptions utilized at each respective valuation date in determining the grant date fair value of the Class B Units issued during the period corresponding to each valuation date as set forth in the table above.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

Valuation Date	Equity Value at Valuation Date (in Thousands)			Risk-free interest rate	Expected volatility	Expected dividends	Expected time until exercise (years)	Class B Unit Fair Value
11/30/2018	$	[	*]	2.75%	49%	None	1.5	$	[	*]
9/23/2019		[	*]	1.87%	50%	None	0.8		[	*]
12/13/2019		[	*]	1.56%	50%	None	1.0		[	*]
5/31/2020		[	*]	0.17%	71%	None	1.0		[	*]
7/31/2020		[	*]	0.10%	70%	None	0.42		[	*]

Historical Fair Value Determination and Methodology

As there has been no public market for Topco Parent’s equity to date, Topco Parent has historically determined the estimated grant date fair value of its Class B Units using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). In addition, Topco Parent’s Board, with input from management, engaged an independent third-party valuation specialist at least annually, and considered a combination of valuation methodologies and numerous objective and subjective factors to determine the BEV and Equity Value of Topco Parent and its subsidiaries, which were critical inputs into determining the grant date fair value of the Class B Units, including the following:

•	the Company’s financial condition and operating results, including its revenue, free cash flow, and available capital resources;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions.

Methods for Valuation of the BEV and Equity Value

To estimate the BEV of Topco Parent during the period November 30, 2018 through July 31, 2020, the independent third-party valuations considered by the Board utilized two different valuation approaches, an income approach and a market approach. Topco Parent utilized a weighted average of the discounted cash flow (“DCF”) model (an income approach), the Guideline Public Company Method (“GPCM”), and Merger and Acquisition Method (both of which are market approaches) to determine the BEV of Topco Parent.

Discounted Cash Flow Model (income approach)

The income approach utilized the DCF method to estimate the BEV of Topco Parent based on projected long-term financial information and made appropriate adjustments to reflect tax depreciation and amortization and projected changes in net working capital based on the projected balance sheet. The terminal value was determined by applying the Gordon Growth Method using a 3% long-term growth rate based on industry and inflationary growth expectations.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

A weighted average cost of capital (“WACC”) was computed using a similar group of guideline public companies that closely resembled Topco Parent primarily based on industry, financial performance, and size and growth characteristics with appropriate equity risk and small stock premia being applied.

Guideline Public Company and Merger and Acquisition Methods (market approach)

The GPCM relied on valuation multiples derived from enterprise values of comparable publicly traded companies. The same factors as noted above were taken into consideration when determining the guideline public companies (including industry, size and nature of operations). Fourteen guideline companies were identified for further analysis.

The Merger and Acquisition Method is based on valuation multiples derived from actual transactions for comparable public and private companies. Similar to the GPCM, the comparable valuation multiples were used to develop an estimate of value for Topco Parent. Topco Parent considered information available on 13 recent transactions involving the acquisition of companies that operate in the health and life sciences industry, including prior acquisitions made by the Company.

Methods for Determining the Grant Date Fair Value of the Class B Units

For purposes of determining the grant date fair value of the Class B Units grants made from 2019 through present, the resulting BEV computed after application of the income approach and market approach valuation methodologies was adjusted to give consideration to cash on hand and debt outstanding at the valuation date to arrive at the Equity Value. The historical allocation of Equity Value to the various security classes was done via a Monte Carlo simulation analysis, a computational algorithm that relies on repeated random sampling to acquire numerical results, where a large number of simulations is needed in order to sample the distribution of an unknown probabilistic outcome. The Monte Carlo method then relies on the law of large numbers, according to which the average of the results obtained from a large number of trials relates to an expected value. Specifically, the analyses were based on 50,000 simulation paths for Topco Parent’s total Equity Value through the expected liquidation date, in which Equity Value was simulated using Geometric Brownian Motion. In each simulation path, total Equity Value was allocated to the Class A Units, the Class B-1 Units, the Class B-2 Units and the Class D Units (as applicable) based on the rights and preferences of each of the security classes.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

As noted above, the anticipated Preliminary Price Range is $[*] to $[*] per share of Company common stock, with a midpoint of approximately $[*] per share.

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

The assumed initial public offering price of $[*] per share of Company common stock (the midpoint of Preliminary Price Range) reflects an increase in total estimated BEV of Topco Parent from $[*], as of the July 31, 2020 valuation to total BEV of $[*], which equals the estimated BEV of the Company based on the midpoint of the Preliminary Price Range.

The Preliminary Price Range was determined based on discussions between the Company and the Underwriters. Among the factors that the Company considered in setting the Preliminary Price Range were the following: (a) a comparison of recent valuation ranges of, or the market prices and the demand for publicly traded common stock of, public companies with similar business and financial profiles; (b) developments in the Company’s business; (c) input received from the Company’s “testing-the-waters meetings;” (d) current securities market conditions as described by the Company’s underwriters, including the performance of recent U.S. initial public offerings of generally comparable companies; and (e) the assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes that the following factors, along with those set forth above, explain the difference between the estimated BEV of Topco Parent as of July 31, 2020 and the estimated BEV of the Company based on the midpoint of the Preliminary Price Range:

•

Increased access to, and decreased cost of, capital. The Company expects that becoming publicly traded through the IPO will (i) improve the Company’s ability to raise equity and debt capital going forward and decrease the Company’s expected cost of capital and borrowing costs; and (ii) increase the attractiveness of the Company’s equity as a form of acquisition currency, to compensate employees and for other strategic transactions. Potential decreases in the cost of capital resulting from becoming a publicly-traded company can have the impact of increasing the present value of future cash flows, thereby increasing the Company’s BEV. Further, with additional access to capital, the Company may be able to accelerate its growth plans both organically and through acquisitions and other strategic transactions. These speculative future events are not factored into past valuations but may be considered by public investors as part of assessing the Company’s valuation.

•

Freely tradable shares. The anticipated Preliminary Price Range necessarily assumes that a successfully marketed IPO at a size contemplated by the Company has occurred and that a public market for the Company’s common stock has been created. The shares issued in the IPO would be freely tradable securities with a liquid market. The impact of a public market for the Company’s common stock was appropriately not taken into account in Topco Parent’s determination of the BEV on July 31, 2020 and in all prior valuations. Even if an IPO were successfully completed, the equity interests granted would remain illiquid for the 180-day lockup period following the IPO. Furthermore, the Company’s common stock issued to management stockholders in respect of Topco Parent Units will be subject to contractual transfer restrictions that will survive for six years from the IPO closing (as set forth in Section 4.01 of the Stockholders’ Agreement filed as Exhibit 10.9 to the Registration Statement).

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

•

Valuation methodology. The valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Topco Parent Units, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay for shares of Company common stock in the IPO.

The Company respectfully submits that the BEV and Equity Values of Topco Parent and its subsidiaries and the resulting grant date fair values of Class B Units used as the basis for determining the compensation expense in connection with its grant of Class B Units are reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY

Mr. Chris Edwards

Securities and Exchange Commission

If you have questions with respect to the response set forth above, please direct the questions to me at (212) 225-2632.

Very truly yours,

/s/ David Lopez
David Lopez

Enclosure

cc:	Tracie Mariner

Sasha Parikh

Dorrie Yale

Securities and Exchange Commission

Michael Petras, Jr.

Matthew Klaben

Sotera Health Company

Arthur D. Robinson

John C. Ericson

Simpson Thacher & Bartlett LLP

CONFIDENTIAL TREATMENT REQUESTED BY SOTERA HEALTH COMPANY